Exhibit 99.2

SAGTEC GLOBAL LIMITED

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS	PAGE(S)
Unaudited Interim Condensed Consolidated Statements of Financial Position	F-2
Unaudited Interim Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income	F-3
Unaudited Interim Condensed Consolidated Statements of Changes in Equity	F-4
Unaudited Interim Condensed Consolidated Statements of Cash Flows	F-5
Notes to Unaudited Interim Condensed Consolidated Financial Statements	F-6

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2025 AND JUNE 30, 2026

		As of
	Note	December 31, 2025	June 30, 2026	June 30, 2026
		RM	RM	Convenience Translation USD
ASSETS

Non-current assets
Plant and equipment	5	39,086,576	40,655,721	9,955,365
Right-of-use assets	6	1,410,228	1,234,159	302,208
Prepayments	9	51,058,607	51,742,427	12,670,167
Total non-current assets		91,555,411	93,632,307	22,927,740

Current assets
Trade receivables, net	7	9,975,198	20,834,160	5,101,660
Other receivables	8	508,958	681,895	166,976
Prepayments	9	3,761,758	5,377,257	1,316,729
Cash and short term deposits	10	10,861,937	14,017,250	3,432,403
Amount due from director	14	-	6,134,656	1,502,193
Total current assets		25,107,851	47,045,218	11,519,961
Total assets		116,663,262	140,677,525	34,447,701

LIABILITIES AND EQUITY

Current liabilities
Trade payables	7	335,070	6,411,187	1,569,906
Other payables	8	1,749,353	1,955,754	478,905
Provisions	12	25,296	25,296	6,194
Tax payable	15	5,143,639	5,117,937	1,253,229
Lease liabilities	6	323,500	330,501	80,930
Bank borrowings	13	1,173,088	1,227,285	300,525
Total current liabilities		8,749,946	15,067,960	3,689,689

Non-current liabilities
Lease liabilities	6	1,036,738	870,887	213,254
Bank borrowings	13	3,859,445	3,239,408	793,235
Deferred tax liabilities	15	1,005,135	1,159,820	284,005
Total non-current liabilities		5,901,318	5,270,115	1,290,494
Total liabilities		14,651,264	20,338,075	4,980,183

Equity
Share capital, 10,800,000 common shares issued and outstanding with no par value, unlimited authorized share	4	1,145,780	1,145,780	280,567
Issuance of 8,850,000 ordinary shares with no par value	4	77,333,584	77,333,584	18,936,673
Issuance of 3,100,000 ordinary shares with no par value	4	-	13,389,952	3,278,797
Reserves	16	3,280,388	3,280,388	803,269
Retained earnings		19,451,649	24,296,019	5,949,365
Shareholders’ equity		101,211,401	119,445,723	29,248,671
Non-controlling interest		800,597	893,727	218,847
Total equity		102,011,998	120,339,450	29,467,518
Total liabilities and equity		116,663,262	140,677,525	34,447,701

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

		For the six months ended June 30,
	Note	2025	2026	2026
		RM	RM	Convenience Translation USD
Revenue	17	47,867,433	48,544,240	11,887,026
Total revenue		47,867,433	48,544,240	11,887,026

Cost of sales	18	(38,224,086)	(34,470,647)	(8,440,826)
Total cost of sales		(38,224,086)	(34,470,647)	(8,440,826)

Gross profit		9,643,347	14,073,593	3,446,200

Selling and administrative expenses	19	(3,250,981)	(5,803,205)	(1,421,031)
Selling and administrative expenses from related parties	19	(617,923)	(1,839,221)	(450,370)
Income from operations before income tax		5,774,443	6,431,167	1,574,799

Other income		822,043	50,948	12,477
Finance costs		(132,800)	(173,080)	(42,382)
Profit before income tax		6,463,686	6,309,035	1,544,894

Income tax expense	15	(981,662)	(1,371,535)	(335,849)

Net Profit for the period, representing total comprehensive income for the period		5,482,024	4,937,500	1,209,045

Profit attributable to:
Equity owners of the Company		5,416,870	4,844,370	1,186,240
Non-controlling interests		65,154	93,130	22,805
Total		5,482,024	4,937,500	1,209,045

Weighted Average Number of Common Shares Outstanding –Basic and Diluted		11,931,215	20,163,811	20,163,811
Basic and Diluted Net Income per Share		0.4540	0.2403	0.0588

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

	Note	Number of outstanding shares	Share capital	Reserves	Retained earnings	Shareholders’ equity	Non-controlling interest	Total equity
			RM	RM	RM	RM	RM	RM
Balance at January 1, 2025		10,800,000	1,145,780	3,280,388	12,365,963	16,792,131	592,070	17,384,201
Issuance of ordinary shares upon IPO, net	4	1,750,000	20,039,124	-	-	20,039,124	-	20,039,124
Net profit for the period		-	-	-	5,416,870	5,416,870	65,154	5,482,024
Balance at June 30, 2025		12,550,000	21,184,904	3,280,388	17,782,833	42,248,125	657,224	42,905,349
Issuance of ordinary shares	4	7,100,000	57,294,460	-	-	57,294,460	-	57,294,460
Net profit for the period		-	-	-	1,668,816	1,668,816	143,373	1,812,189
Balance at December 31, 2025		19,650,000	78,479,364	3,280,388	19,451,649	101,211,401	800,597	102,011,998
Issuance of ordinary shares	4	3,100,000	13,389,952	-	-	13,389,952	-	13,389,952
Net profit for the period		-	-	-	4,844,370	4,844,370	93,130	4,937,500
Balance at June 30, 2026		22,750,000	91,869,316	3,280,388	24,296,019	119,445,723	893,727	120,339,450

	Note	Number of outstanding shares	Share capital	Reserves	Retained earnings	Shareholders’ equity	Non-controlling interest	Total equity
			USD	USD	USD	USD	USD	USD
Balance at June 30, 2025		12,550,000	5,187,547	803,269	4,354,481	10,345,297	160,934	10,506,231
Balance at June 30, 2026		22,750,000	22,496,037	803,269	5,949,365	29,248,671	218,847	29,467,518

Equity transaction reflect changes in a parent’s ownership interest in a subsidiary that do not result in the parent losing control of the subsidiary.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

		For the six months ended June 30,
		2025	2026	2026
		RM	RM	Convenience Translation USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Profit for the period		5,482,024	4,937,500	1,209,045

Adjustments to reconcile net profit to net cash used in operating activities:
Provisions		25,296	-	-
Depreciation		1,416,746	2,375,429	581,671
Amortization		47,565	177,083	43,362
Imputed interest of lease liability		8,166	31,444	7,700
Finance costs		132,800	173,080	42,382
Overdraft charges		54,231	51,365	12,578
Income tax expenses		981,662	1,371,535	335,849
Gain on disposal of plant & equipment		(460)	-	-
Gain on lease termination		(4,790)	-	-
Share-based payment expense		-	4,748,609	1,162,792
Expected credit loss (ECL), net		1,779,458	2,235,888	547,502
Operating cash flows before movements in working capital		9,922,698	16,101,933	3,942,881

Trade receivables		(4,180,063)	(13,094,850)	(3,206,535)
Other receivables and prepayment (cash related)		(8,934,588)	(172,936)	(42,347)
Other payables and accrued liabilities		810,702	206,401	50,541
Trade payables		1,336,293	6,076,117	1,487,859
Cash (used in)/generated from operations		(1,044,958)	9,116,665	2,232,399

Income tax paid		(1,013,294)	(1,242,552)	(304,264)
Net cash (used in)/provided by operating activities		(2,058,252)	7,874,113	1,928,135

Investing activities
Purchase of plant and equipment		(16,678,670)	(3,944,574)	(965,908)
Proceeds from disposal of plant and equipment		833,172	-	-
Net cash used in investing activities		(15,845,498)	(3,944,574)	(965,908)

Financing activities
Issuance of ordinary shares		20,039,124	207,368	50,777
Repayment of lease liabilities		(52,438)	(191,308)	(46,846)
Increase in fixed deposits		(10,215)	(7,976)	(1,953)
Overdraft charges paid		(54,231)	(51,365)	(12,578)
Repayment of bank loans		(355,386)	(565,841)	(138,557)
Loan interest paid		(132,800)	(173,080)	(42,382)
Proceeds from amount due from/(to) directors		13,792	-	-
Net cash provided by/(used in) financing activities		19,447,846	(782,202)	(191,539)

Net increase in cash and cash equivalents		1,544,096	3,147,337	770,688
Cash and cash equivalents at beginning of period	10	370,129	9,161,045	2,243,265
Cash and cash equivalents at end of period	10	1,914,225	12,308,382	3,013,953

Supplement disclosures of non-cash activities These transactions did not involve cash flows and are therefore excluded from the statement of cash flows in accordance with IAS 7 Statement of Cash Flows
Issuance of Class A ordinary shares for consultant services		-	55,356	13,555
Issuance of Class A ordinary shares for employee share option scheme		-	2,527,939	619,016
Issuance of Class A ordinary shares for consultant services (recognised as prepayments)		-	3,700,905	906,241
Issuance of Class A ordinary shares for advertisement services (recognised as prepayments)		-	763,728	187,014

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1	ORGANIZATION AND PRINCIPAL ACTIVITIES

Sagtec Global Limited (the “Company”) was incorporated in the British Virgin Islands on October 31, 2023 with registered office at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands while principal place of business of the Company at No. 43-2, Jalan Besar Kepong, Pekan Kepong, 52100 Kuala Lumpur, Malaysia.

The group structure which represents the operating subsidiaries and dormant companies as of the reporting date is as follow:

Details of the Company and its subsidiaries (collectively, the “Group”) are shown in the table below:

	Percentage of effective ownership
	June 30,
Name	Date of incorporation	2026	2025	Place of incorporation	Principal activities
		%	%
Sagtec Global Limited	October 31, 2023	—	—	British Virgin Islands	Holding company
Sagtec Group Sdn Bhd	June 11, 2018	98.04	98.04	Malaysia	Food & beverage SAAS
CL Technologies (International) Sdn Bhd	February 14, 2019	94.95	94.95	Malaysia	Food & beverage software & server hosting

The Group develops IT products, services, and solutions using the subscription as a service model, generating stable and sustainable revenue from our SaaS offerings.

As described above, the Company, through a series of transactions which is accounted for as a reorganization of entities under a common control (the “Reorganization”), will become the ultimate parent of its subsidiaries.

Through the reorganization, the Company will be the holding company of its subsidiaries. Accordingly, the consolidated financial statements will be prepared on a consolidated basis by applying the principle of common control as if the reorganization has been completed at the beginning of the first reporting period.

Based on the above, the Group concluded that the Company and its subsidiaries are effectively controlled by the shareholder before and after the Reorganization and the Reorganization is considered under common control. The transactions above were accounted for as a recapitalization. The consolidation of the Company and its subsidiaries has been accounted for at carrying value and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICIES

BASIS OF PREPARATION

The unaudited interim condensed consolidated financial statements have been prepared in accordance with the historical cost basis, except as disclosed in the accounting policies below, and are drawn up in accordance with the provisions of the International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”) for the six months ended June 30, 2026 and 2025.

These unaudited interim condensed consolidated financial statements for the six months ended June 30, 2026 and 2025 should be read in conjunction with the Group’s last audited annual consolidated financial statements for the years ended December 31, 2025 and 2024. They do not include all the information and disclosures required for a complete set of financial statements prepared in accordance with IFRS Accounting Standard. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since last annual consolidated financial statements.

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

These unaudited interim condensed consolidated financial statements were approved by the board of directors of the Company on September 16, 2026.

ADOPTION OF NEW AND REVISED STANDARDS

On January 1, 2025 the Group has adopted the new or amended IFRS and interpretations issued by the IFRS interpretations Committee (IFRS IC) that are mandatory for application for the fiscal year. Changes to the Group’s accounting policies have been made as required, in accordance with the transitional provisions in the respective IFRS and IFRS IC.

The adoption of these new or amended IFRS and IFRS IC did not result in substantial changes to the Group’s accounting policies and had no material effect on the amounts reported for the current or prior financial years.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICIES (cont.)

COMMON CONTROL & MERGER ACCOUNTING

The acquisition of entities, businesses or assets under common control are accounted for in accordance with merger accounting.

The unaudited interim condensed consolidated financial statements incorporate the financial statements of the consolidated entities or businesses in which the common control consolidation occurs as if they had been consolidated from the date when the consolidation entities or businesses first came under the control of the controlling party.

The unaudited interim condensed consolidated financial statements have prepared using uniform accounting policies for like transactions and other events in similar circumstances.

All intra-group balances, transactions, income and expenses are eliminated in full on consolidation and the consolidated financial statements reflect external transactions only.

The net assets of the consolidated entities or businesses are consolidated using the existing carrying amounts from the controlling party’s perspective. No amount is recognized in respect of goodwill or excess of the acquirer’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over the acquisition cost at the time of common control consolidation. All differences between the cost of acquisition (fair value of consideration paid) and the amounts at which the assets and liabilities are recorded, arising from common control consolidation, have been recognized directly in equity as part of the capital reserve.

The unaudited interim condensed consolidated statements of profit or loss and other comprehensive income include the results of each of the consolidation entities or businesses from the earliest date presented or since the date when the consolidated entities or businesses first came under the common control, where this is a shorter period, regardless of the date of the common control consolidation.

Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls and entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the unaudited interim condensed consolidated financial statements from the date that control commences until the date that control ceases.

Loss of control

Upon the loss of control, the Group derecognizes the assets and liabilities of the subsidiary, any NCI, and the other components of equity related to the subsidiary. Any surplus or deficit arising on the loss of control is recognized in profit or loss. If the Group retains any interest in the former subsidiary, then such interest is measured at fair value at the date that control is lost.

CONVENIENCE TRANSLATION

Translations of amounts in the unaudited interim condensed consolidated statement of financial position, unaudited interim condensed consolidated statements of profit or loss and other comprehensive income, and unaudited interim condensed consolidated statement of cash flows from RM into USD as of and for the period ended June 30, 2026 are solely for the convenience of the reader. Unless otherwise noted, all translations from RM into USD for the fiscal period ended June 30, 2026 were calculated at of USD1 = RM4.0838 or an average rate of USD1 = RM3.9839.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICIES (cont.)

FINANCIAL ASSETS

Classification and measurement

Financial assets are recognized when a Group entity becomes a party to the contractual provisions of the instrument. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the market place.

Financial assets are initially measured at fair value except for trade receivables arising from contracts with customers which are initially measured in accordance with IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). Transaction costs that are directly attributable to the acquisition of financial assets (other than financial assets at fair value through profit or loss (“FVTPL”)) are added to the fair value of the financial assets, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets at fair value through profit or loss are recognized immediately in consolidated statement of profit or loss. The Group classifies its financial assets at fair value through other comprehensive income, fair value through profit and loss and amortized cost.

The classification depends on the Group’s business model for managing the financial assets as well as the contractual terms of the cash flows of the financial assets.

1.	Financial assets at Fair Value through Profit or Loss (FVTPL) are initially recorded at fair value and transaction costs are expensed in the statements of income and comprehensive income. Realized and unrealized gains and income arising from changes in the fair value of the financial asset held at FVTPL are included in the statements of income and comprehensive income in the period in which they arise. There are no financial assets classified as FVTPL

2.	Financial assets at Fair Value through Other Comprehensive Income (FVTOCI) are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income. There is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. There are no financial assets classified as FVTOCI.

3.	Financial assets at amortized cost are initially recognized at fair value, net of transaction costs, and subsequently carried at amortized cost less any impairment. They are classified as current assets or non- current assets based on their maturity date. The Company has classified trade receivables, other receivables and amounts due from related parties at amortized cost.

Impairment

The Group assesses at end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired.

The Group recognizes expected credit losses (“ECL”) for accounts receivable based on the simplified approach. The simplified approach to the recognition of expected losses does not require the Company to track the changes in credit risk; rather, the Company recognizes a loss allowance based on lifetime expected credit losses at each reporting date from the date of the accounts receivable.

The Group assesses expected credit losses for other receivables, including amounts due from directors, shareholders and related parties, based on a 12-month expected credit loss model at each reporting date. As at the reporting date, no loss allowance has been recognised as the expected credit losses are not material and there has been no significant increase in credit risk.

The Group measures expected credit loss by considering the risk of default over the contract period and incorporates forward-looking information into its measurement. ECLs are a probability-weighted estimate of credit losses.

ECLs are measured as the difference in the present value of the contractual cash flows that are due to the Company under the contract, and the cash flows that the Company expects to receive. The Company assesses all information available, including past due status, and forward looking macro- economic factors in the measurement of the ECLs associated with its assets carried at amortized cost.

The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk.

Derecognition of financial assets

The Group derecognizes a financial asset only when the contractual rights to the cash flow from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of asset to another entity.

On derecognition of a financial asset measured at amortized cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICIES (cont.)

FINANCIAL LIABILITIES

Financial liabilities are classified as either financial liabilities at FVTPL or at amortized cost. The Group determines the classification of its financial liabilities at initial recognition.

Financial liabilities are classified as measured at amortized cost, net of transaction costs unless classified as FVTPL. The Group trade payables, other payables and accrued liabilities, amounts due to related parties, lease liabilities and bank loans are classified as measured at amortized cost.

Derecognition of financial liabilities

The Group derecognizes financial liabilities when, and only when, the Group’s obligation are discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

PLANT AND EQUIPMENT

Plant and equipment is recognized and subsequently measured at cost less accumulated depreciation and any accumulated impairment losses, if any. When components of property and equipment have different useful lives they are accounted for separately. Depreciation is provided at rates which are calculated to write off the assets over their estimated useful lives as follows:

Computer and handphone	5 years straight line
Equipment and machine	10 years straight line
License	10 years straight line
Right-of-use assets	Over term of lease
Renovation	Over term of lease

Plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising from derecognition of the asset, being the difference between the net disposal proceeds and the carrying amount, is recognized in profit or loss.

IMPAIRMENT OF NON-FINANCIAL ASSETS

Impairment of assets are reviewed at the end of each reporting period for impairment when there is an indication that the assets might be impaired. Impairment is measured by comparing the carrying values of the assets with their recoverable amounts. When the carrying amount of an asset exceeds its recoverable amount, the asset is written down to its recoverable amount and an impairment loss shall be recognized. The recoverable amount of an asset is the higher of the asset’s fair value less costs to sell and its value in use, which is measured by reference to discounted future cash flows using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognized in profit or loss.

When there is a change in the estimates used to determine the recoverable amount, a subsequent increase in the recoverable amount of an asset is treated as a reversal of the previous impairment loss and is recognized to the extent of the carrying amount of the asset that would have been determined (net of amortization and depreciation) had no impairment loss been recognized. The reversal is recognized in profit or loss immediately.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICIES (cont.)

LEASES

The Group as lessee

The Group assesses whether a contract is or contains a lease, at inception of the contract. The Group recognizes a right-of-use asset and corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for low-value assets and short-term leases with 12 months or less. For these leases, the Group recognizes the lease payments as an operating expense on a straight-line method over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use assets and the associated lease liabilities are presented as a separate line item in the statements of financial position.

Right-of-use asset

The right-of-use asset is initially measured at cost. Cost includes the initial amount of the corresponding lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, less any incentives received.

The right-of-use asset is subsequently measured at cost less accumulated depreciation and any impairment losses, and adjustment for any remeasurement of the lease liability. The depreciation starts from the commencement date of the lease. If the lease transfers ownership of the underlying asset to the Group or the cost of the right-of-use asset reflects that the Group expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. Otherwise, the Group depreciates the right-of-use asset to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of the right-of-use assets are determined on the same basis as those plant and equipment.

Lease liability

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Group uses its incremental borrowing rate.

The lease liability is subsequently measured at amortized cost using the effective interest method. It is remeasured when there is a change in the future lease payments (other than lease modification that is not accounted for as a separate lease) with the corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recognized in profit or loss if the carrying amount has been reduced to zero.

PROVISIONS

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of past events, when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and when a reliable estimate of the amount can be made. Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the provision is the present value of the estimated expenditure required to settle the obligation. The discount rate shall be a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as interest expense in profit or loss.

Provision for warranties

The Group provides warranties for general repairs of defects. Provisions related to these assurance-type warranties are recognized when the product is sold. Initial recognition is based on historical experience. The estimate of warranty-related costs is revised annually.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICIES (cont.)

REVENUE RECOGNITION

Revenue is derived principally from services, tangible products, rental and others.

Revenue from services

Revenue from services is recognized over time in the year in which the services rendered.

A receivable is recognized when the services are rendered as this is the point in time that the consideration is unconditional because only the passage of time is required before the payment is due.

1.	Subscription services from Speed + Pos software and QR ordering system, which allow our subscribers to gain access to our software. Performance obligation includes to ensure subscribers accessibility, bundled with training, maintenance and support on recurring basis, measured on time elapsed, renewed on monthly basis.

2.	Software consultant and development services cater for customers seeks to customized point of sales system. Performance obligation includes the design and build of software-based systems, integration of hardware and software solutions, running and maintaining of IT infrastructure and procurement services. In all cases, the Company assesses if the multiple obligations should be accounted for as separate performance obligations or combined into a single performance obligation. The Company generally separates multiple obligations in a contract as separate performance obligations if those obligations are distinct, both individually and in the context of the contract. If multiple obligations in a contract are highly interrelated or require significant integration or customization within a group, they are combined and accounted for as a single performance obligation, measured on contract milestone. Contract duration range from two weeks to two months.

3.	Social media management services, involves content creation, engagement, and advertising management. These services are considered as single performance obligation contracted to be delivered over a period of time, measured on time elapsed, renewed on monthly basis.

4.	Data management and analysis services, involves handling and processing data to extract valuable insights that can inform decision-making and improve business operations. These services are considered as single performance obligation, measured on time elapsed contracted to be deliver over a period of time, measured on time elapsed, renewed on monthly basis.

Revenue from tangible products

Revenue from tangible products is recognized at a point in time when the goods have been delivered to the customer and upon its acceptance, and it is probable that the Group will collect the considerations to which it would be entitled to in exchange for the goods sold.

Revenue from rental of machinery

Revenue from rental is recognized at a point in time, measured through time lapsed results in entitlement to collection of revenue.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICIES (cont.)

CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash in hand, bank balances, demand deposits, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value with original maturity periods of three months or less.

Bank overdrafts are presented as current borrowings in the statements of financial position.

SHARE CAPITAL

Class A Ordinary Shares and Class B Ordinary Shares are classified as equity. Incremental costs directly attributable to the issuance of new shares are deducted against the share capital account.

Class A Ordinary Shares carry one vote per share, while Class B Ordinary Shares carry twenty votes per share. Both classes rank equally in respect of dividends and distributions upon liquidation. Class B Ordinary Shares may be converted into Class A Ordinary Shares in accordance with the Company’s Memorandum and Articles of Association.

SHARE BASED PAYMENTS

The Company accounts for equity-settled share-based payment transactions in accordance with IFRS 2 Share-based Payment.

Where equity instruments are granted to employees, the fair value of the equity instruments granted is measured at the grant date and recognised as an employee expense over the vesting period, with a corresponding increase in equity. The amount recognised as an expense is adjusted at each reporting date to reflect the Company’s current estimate of the number of equity instruments expected to vest, except where the vesting condition is a market condition or other non-vesting condition. Market and other non-vesting conditions are taken into account in determining the grant-date fair value of the equity instruments and are not subsequently adjusted.

Where equity instruments are granted in exchange for goods or services received from non-employees, the transactions are measured at the fair value of the goods or services received, unless that fair value cannot be reliably measured, in which case the fair value of the equity instruments granted is used.

Where the goods or services are received immediately, the corresponding expense is recognised in profit or loss. Where the goods or services relate to future periods, the amounts are recognised as prepayments and subsequently expensed or capitalised as the related services are received or assets are recognised.

Equity-settled share-based payments are recognised as an increase in equity.

INCOME TAX

Current tax assets and liabilities are the expected amount of income tax recoverable or payable to the taxation authorities, measured using tax rates and tax laws that have been enacted or substantively enacted at the end of the reporting period and are recognized in profit or loss except to the extent that the tax relates to items recognized outside profit or loss (either in other comprehensive income or directly in equity).

Deferred taxes are recognized using the liability method for temporary differences other than those that arise from the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on the period.

Deferred tax assets are recognized for all deductible temporary differences, unused tax losses and unused tax credits to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences, unused tax losses and unused tax credits can be utilized. The carrying amounts of deferred tax assets are reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that the related tax benefits will be realized.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICIES (cont.)

INCOME TAX (cont.)

Current and deferred tax items are recognized in correlation to the underlying transactions either in profit or loss, other comprehensive income or directly in equity.

Current tax assets and liabilities or deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred taxes relate to the same taxable entity (or on different tax entities but they intend to settle current tax assets and liabilities on a net basis) and the same taxation authority.

EMPLOYEE BENEFITS

Defined contribution plan

The Company participates in Employees Provident Fund (EPF), Malaysia’s national defined contribution plan, employees are required to contribute a specified percentage of their monthly salary to the EPF, which is deducted from their salaries each month. The company also contributes a specified percentage based on the employees’ monthly salaries, as mandated by the EPF regulations. The Company’s contributions are recognized as an expense in the period when employees render related services, and this expense is recorded in the profit or loss statement under employee benefits expense. A liability is recognized for unpaid contributions at the end of each reporting period, representing amounts due to the EPF but not yet paid. Contributions are measured at the statutory rates applicable during the period. In the financial statements, the total amount of contributions made to the EPF during the reporting period is disclosed in the notes under employee benefits.

Actuarial risk (that benefits will be less than expected) and investment risk (that assets invested will be insufficient to meet expected benefits) fall, in substance, on the employee.

DEFERRED OFFERING COSTS

Deferred offering costs are specific expenses incurred during the process of preparing for an offering of securities, including legal, accounting, underwriting, and other fees directly associated with the offering. These costs are initially recorded as an asset when incurred, provided it is probable that the offering will be successfully completed, and are capitalized as “Deferred Offering Costs” on the statement of financial position. Only direct and incremental costs clearly attributable to the offering are capitalized, while general and administrative expenses not directly related to the offering process are expensed as incurred. Upon successful completion of the offering, deferred offering costs are reclassified from the statement of financial position to the statement of comprehensive income and recognized as a reduction of the proceeds from the offering within equity. If it becomes probable that the offering will not be completed, all deferred offering costs are expensed immediately in the period this determination is made.

FOREIGN CURRENCY TRANSACTIONS

The functional currency used by the Company is Malaysia Ringgit. Consequently, operations in currencies other than the Malaysian Ringgit are considered to be denominated in foreign currency and are recorded at the exchange rates in force on the dates of the operations.

At year-end, monetary assets and liabilities denominated in foreign currency are converted by applying the exchange rate on the statement of financial position date. The profits or losses revealed are charged directly to the profit and loss account for the year in which they occur. Non-monetary items in foreign currency measured in terms of historical cost are converted at the exchange rate on the date of the transaction.

The exchange differences of the monetary items that arise both when liquidating them and when converting them at the closing exchange rate, are recognized in the results of the year, except those that are part of the investment of a business abroad, which are recognized directly in equity net of taxes until the time of its disposal.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICIES (cont.)

EARNINGS PER SHARE

Basic income per share is calculated by dividing the income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding in the period. For all periods presented, the income attributable to ordinary shareholders equals the reported income attributable to owners of the Company.

Diluted income per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of ordinary shares outstanding for the calculation of diluted income per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase ordinary shares at the average market price during the period.

The Company has no potentially dilutive securities, such as options or warrants, currently issued and outstanding, as of June 30, 2026 and December 31, 2025.

SEGMENT REPORTING

Operating segments are reported in a manner consistent with the internal reporting provided for decision maker, whose members are responsible for allocating resources and assessing the performance of the operating segments.

BORROWING AND BORROWING COSTS

Borrowings are classified as current liabilities unless the Group has the unconditional right to postpone settlement for at least 12 months after the statement of financial position date, in which case they are classified as non-current liabilities.

Borrowings are initially recorded at fair value, net of any transaction costs. They are then measured at amortized cost. The difference between the initial proceeds (after deducting transaction costs) and the repayment amount is recognized in profit or loss over the term of the borrowings using the effective interest rate method.

Borrowing costs are recognized in profit or loss using the effective interest method except for borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset form part of the cost of that asset

3	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

The preparation of these unaudited interim condensed consolidated financial statements in conformity with IFRS require the directors of the Company to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The directors have considered the development, selection and disclosure of the Group’s critical accounting judgements and estimates. The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are described below:-

Useful lives of plant and equipment

The Group’s management determines the estimated useful lives and the related depreciation charge for the Group’s plant and equipment. This estimate is based on the historical experience of the actual useful lives of plant and equipment of similar nature and functions. Management will increase the depreciation charge where useful lives are less than previously estimated lives, or will write off or write down technically obsolete or non-strategic assets that have been abandoned or sold. Actual economic lives may differ from estimated useful lives. Periodic review could result in a change in depreciable lives and therefore depreciation charge in the future periods.

Impairment of Trade Receivables

The Group uses the simplified approach to estimate a lifetime expected credit loss allowance for all trade receivables. The Group develops the expected loss rates based on the payment profiles of past sales and the corresponding historical credit losses, and adjusts for qualitative and quantitative reasonable and supportable forward-looking information. If the expectation is different from the estimation, such difference will impact the carrying value of trade receivables. The information about the expected credit loss on the Group’s trade receivables is disclosed in Note 7.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4	ISSUANCE OF SHARES

	Ordinary Shares#
	Class A Ordinary Shares		Class B Ordinary Shares
	Shares	Amount (RM)	Shares	Amount (RM)
Balance as at December 31, 2025	17,650,000	78,266,826	2,000,000	212,538
Issuance of ordinary shares	3,100,000	13,389,952	-	-
Balance as at June 30, 2026	20,750,000	91,656,778	2,000,000	212,538

During the six months ended 30 June 2026, the Company entered into several arrangements involving the issuance of ordinary shares in consideration for consultancy, advertising and marketing services, employee compensation and other transactions.

On 26 March 2026, the Company entered into a consulting agreement with Riviera Springs Holdings for the consultancy services. In consideration for the services to be rendered, the Company issued 200,000 restricted ordinary shares as non-cash consideration. The transaction is accounted for as an equity-settled share-based payment in accordance with IFRS 2 Share-based Payment. The fair value of the equity instruments granted, amounting to RM1,797,705, was recognised as a prepayment within non-current assets, with a corresponding increase in equity, as the services are to be provided over the agreed service period.

The services are expected to be provided over a period of 3 years. As the services are expected to be received on a continuous basis, the prepayment will be recognised in profit or loss on a straight-line basis over the service period as the services are rendered.

On 15 May 2026, the Company entered into a consulting arrangement with So Kui Kuen Peter for the provision of consultancy services. In consideration for the services to be rendered, the Company issued 15,000 restricted ordinary shares as non-cash consideration. The transaction is accounted for as an equity-settled share-based payment in accordance with IFRS 2 Share-based Payment. As the services had been fully rendered at the grant date and no further service obligations exist, the fair value of the equity instruments granted amounting to RM55,356 was recognised immediately in profit or loss, with a corresponding increase in equity. The shares were issued for nil cash consideration as part of a non-cash transaction.

On 15 May 2026, the Company issued 685,000 ordinary shares pursuant to its Employee Share Option Scheme. The shares were granted to eligible participants as part of the Company’s equity-settled share-based compensation arrangement. The fair value of the equity instruments granted, amounting to RM2,527,939, is recognised as an employee expense over the applicable vesting period, with a corresponding increase in equity, in accordance with IFRS 2 Share-based Payment.

On 2 June 2026, the Company entered into a consulting arrangement with Walsh Capital Industries for the provision of consultancy services. In consideration for the services to be rendered, the Company issued 500,000 restricted ordinary shares as non-cash consideration. The transaction is accounted for as an equity-settled share-based payment in accordance with IFRS 2 Share-based Payment. The fair value of the equity instruments granted, amounting to RM1,903,200, was recognised as a prepayment within non-current assets, with a corresponding increase in equity.

The services are expected to be provided over a period of 3 years. The prepayment will be recognised in profit or loss on a straight-line basis over the service period as the services are rendered, as the services are expected to be received on a continuous basis.

On 5 June 2026, the Company entered into an arrangement with FMW Media Works LLC for the provision of advertising and marketing services. In consideration for the services to be rendered, the Company issued 200,000 restricted ordinary shares as non-cash consideration. The transaction is accounted for as an equity-settled share-based payment in accordance with IFRS 2 Share-based Payment. The fair value of the equity instruments granted, amounting to RM763,728, was recognised as a prepayment within non-current assets, with a corresponding increase in equity.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4	ISSUANCE OF SHARES (cont.)

The advertising and marketing services are expected to be provided over a period of 2 years. The prepayment will be recognised in profit or loss as the related services are rendered.

On 17 June 2026, the Company issued 1,500,000 ordinary shares to Ng Chen Lok for cash consideration of RM6,342,024. The transaction was accounted for as an equity transaction, with the consideration recognised in equity.

Differences Between Class A and Class B Ordinary Shares

The rights attached to Class A and Class B ordinary shares are set out in the Company’s Memorandum and Articles of Association (MAA).

The principal difference between the two classes is voting rights, as summarised below:

●	Voting Rights

○	Class A ordinary shares: Each Class A Share confers one vote at any meeting of shareholders or on any shareholders’ resolution.

○	Class B ordinary shares: Each Class B Share confers twenty votes at any meeting of shareholders or on any shareholders’ resolution.

●	Dividend Rights

○	Both Class A and Class B Shares carry an equal entitlement to any distribution declared by the Company in accordance with the Act and the MAA.

●	Rights on Liquidation

○	Class A and Class B Shares rank pari passu, each conferring an equal share in the distribution of any surplus assets of the Company upon liquidation.

●	Conversion Rights

○	In accordance with clause 6.4 of the MAA, each Class B Share may be voluntarily converted into a Class A Share at the option of the holder, subject to the terms set out in the MAA.

5	PLANT AND EQUIPMENT

	As of January 1, 2025	Addition	Disposal	As of December 31, 2025	Addition	As of June 30, 2026	As of June 30, 2026
	RM	RM	RM	RM	RM	RM	Convenience Translation USD
Plant and equipment, at cost
Equipment & Machine	17,363,293	22,096,293	(1,558,323)	37,901,263	3,944,574	41,846,837	10,246,788
Computer & Handphone	114,419	-	-	114,419	-	114,419	28,018
License	775,901	7,031,639	-	7,807,540	-	7,807,540	1,911,832
Renovation	43,892	113,387	-	157,279	-	157,279	38,513
Total cost	18,297,505	29,241,319	(1,558,323)	45,980,501	3,944,574	49,925,075	12,225,151

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

5	PLANT AND EQUIPMENT (cont.)

	As of January 1, 2025	Depreciation for the year	Disposal	As of December 31, 2025	Depreciation for the period	As of June 30, 2026	As of June 30, 2026
	RM	RM	RM	RM	RM	RM	Convenience Translation USD
Plant and equipment, at cost
Equipment & Machine	3,807,496	2,869,717	(725,611)	5,951,602	1,960,282	7,911,884	1,937,383
Computer & Handphone	78,999	19,497	-	98,496	5,110	103,606	25,370
License	142,426	663,560	-	805,986	390,377	1,196,363	292,953
Renovation	14,766	23,075	-	37,841	19,660	57,501	14,080
Total cost	4,043,687	3,575,849	(725,611)	6,893,925	2,375,429	9,269,354	2,269,786

	As of December 31, 2025	As of June 30, 2026	As of June 30, 2026
	RM	RM	Convenience Translation USD
Carrying Amount
Equipment & Machine	31,949,661	33,933,953	8,309,405
Computer & Handphone	15,923	10,813	2,648
License	7,001,554	6,611,177	1,618,879
Renovation	119,438	99,778	24,433
Total carrying amount	39,086,576	40,655,721	9,955,365

6	RIGHT OF USE ASSETS

	As of
	December 31, 2025	June 30, 2026	June 30, 2026
	RM	RM	Convenience Translation USD
Right-Of-Use Assets, cost
As at beginning of the year/period	307,323	1,688,860	413,551
Add: New right-of-use asset recognized	1,487,466	-	-
Less: Termination	(105,860)	-	-
Less: Modification	(69)	1,014	248
As at end of the year/period	1,688,860	1,689,874	413,799

Right-Of-Use Assets, accumulated amortization
As at beginning of the year/period	137,297	278,632	68,229
Amortization of the year/period	214,646	177,083	43,362
Less: Termination	(73,311)	-	-
As at end of the year/period	278,632	455,715	111,591

Right-Of-Use Assets, carrying amount
As at beginning of the year/period	170,026	1,410,228	345,322
As at end of the year/period	1,410,228	1,234,159	302,208

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6	RIGHT OF USE ASSETS (cont.)

	As of
	December 31, 2025	June 30, 2026	June 30, 2026
	RM	RM	Convenience Translation USD
Lease Liability
As at beginning of the year/period	162,577	1,360,238	333,082
Add: New lease recognized	1,355,647	-	-
Add: Imputed interest	40,750	31,444	7,700
Less: Modification	(69)	1,014	248
Less: Principal repayment	(161,328)	(191,308)	(46,846)
Termination	(37,339)	-	-
As at end of the year/period	1,360,238	1,201,388	294,184

Lease liability current portion	323,500	330,501	80,930
Lease liability non-current portion	1,036,738	870,887	213,254
	1,360,238	1,201,388	294,184

Maturities of Lease
Year ending December 31, 2026	323,500	-	-
Year ending December 31, 2027	321,983	-	-
Year ending December 31, 2028	336,260	-	-
Year ending December 31, 2029	236,467	-	-
Year ending December 31, 2030	55,810	-	-
After December 31, 2030	86,218	-	-
	1,360,238	-	-

Maturities of Lease
Period ending June 30, 2027	-	330,501	80,930
Period ending June 30, 2028	-	316,163	77,419
Period ending June 30, 2029	-	385,859	94,485
Period ending June 30, 2030	-	54,382	13,317
Period ending June 30, 2031	-	54,981	13,463
After June 30, 2031	-	59,502	14,570
	-	1,201,388	294,184

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7	TRADE RECEIVABLES AND TRADE PAYABLES

	As of
	December 31, 2025	June 30, 2026	June 30, 2026
	RM	RM	Convenience Translation USD
Trade receivables, gross
Third parties	11,204,601	24,299,451	5,950,206
Less: Provision for expected credit losses	(1,229,403)	(3,465,291)	(848,546)
Trade receivables, net	9,975,198	20,834,160	5,101,660

Provision for expected credit losses movement schedule

	As of
	December 31, 2025	June 30, 2026	June 30, 2026
	RM	RM	Convenience Translation USD
As at beginning of the year/period	-	1,229,403	301,044
Add: Charge for the year/period	1,229,403	3,465,291	848,546
Less: Reversal during the year/period	-	(1,229,403)	(301,044)
As at end of the year/period	1,229,403	3,465,291	848,546

Trade receivables are non-interest bearing, generally on 30 to 90 days credit term. They are recognized at their original invoice amounts which represent their fair values on initial recognition.

	As of
	December 31, 2025	June 30, 2026	June 30, 2026
	RM	RM	Convenience Translation USD
Trade payables, gross
Third parties	335,070	6,411,187	1,569,906
Trade payables, net	335,070	6,411,187	1,569,906

Trade payables are non-interest bearing, generally on 30 to 90 days credit term. They are recognized at their original invoice amounts which represent their fair values on initial recognition.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8	OTHER RECEIVABLES AND OTHER PAYABLES

	As of
	December 31, 2025	June 30, 2026	June 30, 2026
	RM	RM	Convenience Translation USD
Prepayments, deposits & other receivables
Rental deposit	101,680	101,880	24,947
Utility deposit	15,060	15,060	3,688
Other deposits	25,990	27,990	6,854
Other receivables	-	536,965	131,487
Deferred offering costs	366,228	-	-
	508,958	681,895	166,976

	As of
	December 31, 2025	June 30, 2026	June 30, 2026
	RM	RM	Convenience Translation USD
Accrued liabilities & other payables
Employee benefits payable	592,860	729,469	178,625
Lease payable	1,514	65,821	16,118
Accrued operating expenses	1,038,668	1,159,322	283,883
Utilities payable	116,311	1,142	279
	1,749,353	1,955,754	478,905

9	PREPAYMENTS

	As of
	December 31, 2025	June 30, 2026	June 30, 2026
	RM	RM	Convenience Translation USD
Non-current prepayments
Consultant services	9,459,196	10,412,627	2,549,740
Licensing	8,262,047	8,262,047	2,023,127
Server infrastructure	28,483,410	28,483,410	6,974,732
Project management services	4,853,954	4,234,301	1,036,853
Advertisement services	-	350,042	85,715
	51,058,607	51,742,427	12,670,167

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9	PREPAYMENTS (cont.)

	As of
	December 31, 2025	June 30, 2026	June 30, 2026
	RM	RM	Convenience Translation USD
Current prepayments
Consultant services	2,522,452	3,756,088	919,753
Project management services	1,239,306	1,239,306	303,469
Advertisement services	-	381,863	93,507
	3,761,758	5,377,257	1,316,729

For the period ended June 30, 2026, the above prepayments include amounts arising from equity-settled share-based payment arrangements, whereby the Company issued ordinary shares as consideration for future services and assets in accordance with IFRS 2 Share-based Payment. The prepayments are classified as current or non-current based on the expected timing of receipt of the underlying services and delivery of assets.

The prepayments relating to Tan Yee How and Kinetic Seas Incorporated arose from ordinary shares issued by the Company during the year ended December 31, 2025. As at June 30, 2026, RM10,720,422 relates to the 1,400,000 ordinary shares issued to Tan Yee How and RM42,219,064 relates to the 5,500,000 ordinary shares issued to Kinetic Seas Incorporated.

During the period ended June 30, 2026, the Company issued additional ordinary shares as consideration for future consultancy, advertising and marketing services. Accordingly, RM1,597,960 relates to the issuance of 200,000 ordinary shares to Riviera Springs Holdings, RM1,850,333 relates to the issuance of 500,000 ordinary shares to Walsh Capital Industries Corp and RM731,906 relates to the issuance of 200,000 ordinary shares to FMW Media Works LLC, as disclosed in Note 4 – Issuance of Shares.

The current portion primarily relates to consultant services, advertising services and project management services expected to be rendered within twelve months from the reporting date, amounting to RM2,522,452 (Tan Yee How), RM1,239,306 (Kinetic Seas Incorporated), RM599,236 (Riviera Springs Holdings), RM634,400 (Walsh Capital Industries Corp) and RM381,863 (FMW Media Works LLC).

The non-current portion comprises (i) licensing rights and server infrastructure of RM36,745,457, which have not yet been delivered as at the reporting date and will be reclassified to intangible assets and property, plant and equipment, respectively, upon delivery, and (ii) the remaining portion of consultant services, advertising services and project management services to be rendered after twelve months.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10	CASH AND SHORT-TERM DEPOSITS

	As of
	December 31, 2025	June 30, 2026	June 30, 2026
	RM	RM	Convenience Translation USD
Cash	9,161,045	12,308,382	3,013,953
Pledged Deposits	1,700,892	1,708,868	418,450
Total	10,861,937	14,017,250	3,432,403

Pledged deposits are fixed deposit pledged to banks with maturity less than one year to secure overdraft facilities.

For the purpose of presenting the consolidated statement of cash flows, cash and cash equivalents comprise the following at the end of the financial year

	As of
	December 31, 2025	June 30, 2026	June 30, 2026
	RM	RM	Convenience Translation USD
Cash and short-term deposits	10,861,937	14,017,250	3,432,403
Pledged Deposits	(1,700,892)	(1,708,868)	(418,450)
Total	9,161,045	12,308,382	3,013,953

11	RELATED PARTIES DISCLOSURES

a.	Related party transactions

	For the six months ended June 30,
	2025	2026	2026
	RM	RM	Convenience Translation USD
Payments made on behalf by director	9,858	271,361	66,477
Selling and administrative expenses charged from related parties	-	10,368	2,538

Related parties comprise mainly shareholders or companies controlled by director or shareholders.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11	RELATED PARTIES DISCLOSURES (cont.)

b.	Remuneration of key management personnel

	For the six months ended June 30,
	2025	2026	2026
	RM	RM	Convenience Translation USD
Ng Chen Lok, Chairman, CEO & Director
- Director fee	540,435	1,665,927	407,936
Robert Michael Harrison Jr, Independent Director
- Director fee	25,829	11,750	2,877
Lai Fuu Sing, Independent Director
- Director fee	13,125	-	-
Pan Seng Wee, Independent Director
- Director fee	13,125	-	-
Ng Aik Soon, Independent Director
- Director fee	-	24,106	5,903
Chen Xiang Foong, Independent Director
- Director fee	-	35,857	8,780
Elain Binti Lockman, Independent Director
- Director fee	12,704	35,857	8,780
Zuria Hajar Bt Mohd Adnan, CFO & Director
- Salary	67,000	153,756	37,650
- Employer Contribution to Defined Contribution Plan	8,040	11,808	2,891
- Employer Contribution to Insurance Scheme	696	696	171
Loong Xin Yee, COO	60,000	60,000	14,692
Tan Kim Chuan, CTO
- Salary	98,900	260,521	63,794
- Employer Contribution to Defined Contribution Plan	4,416	4,320	1,058
- Employer Contribution to Insurance Scheme	618	579	142

12	PROVISIONS

	As of
	December 31, 2025	June 30, 2026	June 30, 2026
	RM	RM	Convenience Translation USD
As at beginning of the year/period	441,353	25,296	6,194
Add: Provision for reinstatement cost during the year/period	25,296	-	-
Less: Unclaimed warranty during the year/period	(441,353)	-	-
As at end of the year/period	25,296	25,296	6,194

The Group provides a one-year warranty on all food kiosk ordering machines and power bank charging stations sold, covering defects in materials and workmanship. The warranty provision is assessed at each reporting date based on historical claims experience, product defect trends, customer complaints and service reports, supplier warranty coverage arrangements, and post-year-end events up to the date of approval of the financial statements.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12	PROVISIONS (cont.)

For the financial year ended 31 December 2025, no warranty provision has been recognized as management assessed that no present obligation exists and the expected warranty claims are not probable or can be recovered from suppliers. Accordingly, the estimated outflow of economic resources is not material.

During the financial year ended 31 December 2025, the Group entered into a new lease arrangement which includes reinstatement obligations. Accordingly, a provision for reinstatement costs has been recognized, with a corresponding adjustment to the right-of-use asset.

13	BANK BORROWINGS AND BANK OVERDRAFT

	As of
	December 31, 2025	June 30, 2026	June 30, 2026
	RM	RM	Convenience Translation USD
Current
Bank borrowings	1,173,088	1,227,285	300,525
	1,173,088	1,227,285	300,525
Non-current
Bank borrowings	3,859,445	3,239,408	793,235
	5,032,533	4,466,693	1,093,760

Bank borrowing

Maturities of Bank Borrowing
Year ending December 31, 2026	1,173,088	-	-
Year ending December 31, 2027	1,252,768	-	-
Year ending December 31, 2028	996,901	-	-
Year ending December 31, 2029	716,991	-	-
Year ending December 31, 2030	768,277	-	-
After December 31, 2030	124,508	-	-
	5,032,533	-	-

Maturities of Bank Borrowing
Period ending June 30, 2027	-	1,227,285	300,525
Period ending June 30, 2028	-	1,201,004	294,090
Period ending June 30, 2029	-	785,891	192,441
Period ending June 30, 2030	-	737,527	180,598
Period ending June 30, 2031	-	509,570	124,779
After June 30, 2031	-	5,416	1,327
	-	4,466,693	1,093,760

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13	BANK BORROWINGS AND BANK OVERDRAFT (cont.)

	As of
	December 31, 2025	June 30, 2026	June 30, 2026
	RM	RM	Convenience Translation USD
Fair value of non-current borrowing	3,323,249	2,811,259	688,393
Undrawn borrowing facility	2,250,000	2,250,000	550,957
Weighted average interest rate	4.60%	7.90%	7.90%

All borrowings by the company are personally guaranteed by the director. In the event the company is unable to meet its loan obligations, the director will be held accountable and responsible for repaying the loans.

Reconciliation of liabilities arising from financing activities

	As of
	December 31, 2025	June 30, 2026	June 30, 2026
	RM	RM	Convenience Translation USD
Bank borrowing
As at beginning of the year/period	3,262,715	5,032,533	1,232,317
Proceeds from borrowing	2,500,000	-	-
Scheduled repayment	(976,305)	(738,921)	(180,939)
Non-cash changes
Finance cost	246,123	173,080	42,382
As at end of the year/period	5,032,533	4,466,693	1,093,760

Lease liability
As at beginning of the year/period	162,577	1,360,238	333,082
Scheduled repayment	(161,328)	(191,308)	(46,846)
Non-cash changes
Addition during the year	1,355,647	-	-
Modification	(69)	1,014	248
Imputed interest	40,750	31,444	7,700
Termination	(37,339)	-	-
As at end of the year/period	1,360,238	1,201,388	294,184

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14	AMOUNT DUE FROM DIRECTOR

	As of
	December 31, 2025	June 30, 2026	June 30, 2026
	RM	RM	Convenience Translation USD
Amount due from director
As at beginning of the year/period	-	-	-
Advances	-	(207,368)	(50,777)
Share subscription receivable	-	6,342,024	1,552,970
As at end of the year/period	-	6,134,656	1,502,193

The share subscription receivable represents consideration receivable from a director pursuant to the subscription of the Company’s Class A ordinary shares. The amount is unsecured, non-interest bearing and repayable on demand.

15	INCOME TAX

	As of
	June 30, 2025	December 31, 2025	June 30, 2026	June 30, 2026
	RM	RM	RM	Convenience Translation USD
Tax payable
As at beginning of the year/period	3,918,926	3,918,926	5,143,639	1,259,522
Tax expenses	980,180	2,268,365	1,216,850	297,971
Tax payment	(1,013,294)	(1,043,652)	(1,242,552)	(304,264)
As at end of the year/period	3,885,812	5,143,639	5,117,937	1,253,229

Deferred tax liabilities
Accelerated tax depreciation
As at beginning of the year/period	907,405	907,405	1,005,135	246,127
Tax expenses	1,482	97,730	154,685	37,878
As at end of the year/period	908,887	1,005,135	1,159,820	284,005

Income tax expenses
- Current year/period	980,180	2,268,365	1,216,850	297,971
- Origination of temporary differences	1,482	97,730	154,685	37,878
Total income tax expenses	981,662	2,366,095	1,371,535	335,849

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

15	INCOME TAX (cont.)

A reconciliation between tax expense and the product of accounting profit multiplied by applicable corporate tax rate for the financial years ended June 30, 2025, December 31, 2025 and June 30, 2026 were as follows:

	As of
	June 30, 2025	December 31, 2025	June 30, 2026	June 30, 2026
	RM	RM	RM	Convenience Translation USD
Tax reconciliation
Profit before tax	6,463,686	9,660,308	6,309,035	1,544,894
Tax calculated at tax rate of 24%	1,551,284	2,318,473	1,514,169	370,774
Effects of:
- Lower domestic tax rate applicable to respective profits**	(45,000)	(46,260)	(45,000)	(11,019)
- Different tax rates in jurisdiction*	(728,453)	63,713	(422,940)	(103,565)
- Non-allowable expenditure	449,996	625,162	667,397	163,426
- Income not subject to tax	(1,260)	(105,925)	-	-
- Utilization of capital allowance	(244,905)	(489,068)	(342,091)	(83,767)
Tax expenses	981,662	2,366,095	1,371,535	335,849

*	The Company’s is formed in British Virgin Islands and is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no British Virgin Islands withholding tax is imposed.

**	The Company’s subsidiaries formed in Malaysia and is subject to the corporate tax on taxable income derived from its activities conducted in Malaysia. Malaysia companies with a paid-up capital of not more than RM2.5 million and a gross business income of not more than RM50 million are taxed at different rates based on their taxable profit. The first RM150,000 is taxed at 15%, the next RM450,000 (up to RM600,000) at 17%, and any amount exceeding RM600,000 is taxed at 24%. Companies that do not fall into this category are taxed at a standard rate of 24%.

16	RESERVES

	As of
	December 31, 2025	June 30, 2026	June 30, 2026
	RM	RM	Convenience Translation USD
Bargain purchase accounted as merger reserve in equity from acquisition of CL Technologies (International) Sdn Bhd	2,263,143	2,263,143	554,176
Bargain purchase accounted as merger reserve in equity from acquisition of Sagtec Group Sdn Bhd	1,017,245	1,017,245	249,093
	3,280,388	3,280,388	803,269

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

17	REVENUES

	For the six months ended June 30,
	2025	2026	2026
	RM	RM	Convenience Translation USD
Revenue from services	29,121,218	30,778,630	7,536,762
Revenue from tangible products	18,746,215	16,466,010	4,032,031
Revenue from rental	-	1,299,600	318,233
Revenue from non-related parties	47,867,433	48,544,240	11,887,026

Total revenue	47,867,433	48,544,240	11,887,026

Revenue from services
Performance obligation satisfied over time
Subscription services	13,465,340	13,503,358	3,306,566
Software consultation and development services	6,161,113	5,919,573	1,449,526
Social media management services	3,501,177	5,317,304	1,302,048
Data management & analysis services	5,993,588	6,038,395	1,478,622
	29,121,218	30,778,630	7,536,762

Revenue from tangible products
Performance obligation satisfied at point in time
Food ordering kiosk with screen	10,575,550	8,616,350	2,109,885
Power bank charging station	8,170,665	7,849,660	1,922,146
	18,746,215	16,466,010	4,032,031

Revenue from rental
Performance obligation satisfied at point in time
Coffee Machine Kiosk Rental	-	1,299,600	318,233

Total revenue	47,867,433	48,544,240	11,887,026

18	COST OF SALES

	For the six months ended June 30,
	2025	2026	2026
	RM	RM	Convenience Translation USD
Purchases	11,684,616	10,877,470	2,663,568
Marketing	2,492,536	362,482	88,761
Depreciation of plant and equipment	1,385,801	2,321,680	568,510
Software development	618,000	2,205,200	539,987
Server maintenance	20,607,243	16,635,889	4,073,629
Employee benefit expenses	1,435,890	2,067,926	506,372
Total	38,224,086	34,470,647	8,440,826

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

18	COST OF SALES (cont.)

Cost of sales from services consists of purchases and maintenance of power servers, purchases of API software, marketing and advertising expenses incurred on behalf of customers, server maintenance, source code, software development, and depreciation.

Cost of sales from tangible products consists of purchases of food ordering kiosks, and power bank charging machines.

Cost of sales from rental consists of depreciation.

Total depreciation included in cost of sales amounted to RM1,385,801 and RM2,321,680 for the period ended June 30, 2025 and 2026, respectively.

19	EXPENSES BY NATURE

	For the six months ended June 30,
	2025	2026	2026
	RM	RM	Convenience Translation USD
Employee benefit expenses
- Director emoluments	617,923	1,828,853	447,831
- Staff costs	1,341,855	2,411,844	590,588
- Employer Contribution to Defined Contribution Plan	145,676	120,022	29,390
- Employer Contribution to Insurance Scheme	10,471	9,276	2,271
Depreciation of plant and equipment	1,416,746	2,375,429	581,671
Amortization of ROU	47,565	177,083	43,362
Provision for expected credit loss	1,779,458	2,235,888	547,502
Provision for reinstatement cost	25,296	-	-

20	FAIR VALUE OF ASSETS & LIABILITIES

Asset and liabilities not measured at fair value.

Cash and bank balance, other receivables and payables carrying amounts of these balances approximate their fair values due to the short-term nature of these balances.

Trade receivables and trade payables carrying amounts (including trade balances due from/to related parties) approximate their fair values as they are subject to normal trade credit terms.

Bank borrowings carrying amounts approximate their fair values as they are subject to interest rates close to market rate of interests for similar arrangements with financial institutions.

Non-financial assets, including prepayments arising from share-based payment arrangements, are not within the scope of fair value disclosure under financial instruments standards and are therefore excluded from this disclosure.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

21	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company activities expose it to various risks, including market risk (comprising currency risk and interest rate risk), credit risk, and liquidity risk. The Company overall risk management strategy aims to minimize any adverse effects from the unpredictability of financial markets on its financial performance.

	As of
	December 31, 2025	June 30, 2026	June 30, 2026
	RM	RM	Convenience Translation USD
Financial assets at amortized cost
Cash	9,161,045	12,308,656	3,013,956
Trade receivables, net	9,975,198	20,834,160	5,101,660
Other receivables	142,730	144,930	35,489
Fixed deposits	1,700,892	1,708,868	418,450

Financial liabilities at amortized cost
Trade payables	335,070	6,411,187	1,569,906
Other payables & accrued liabilities	1,463,610	1,894,666	463,946
Bank and other borrowings	5,032,533	4,466,693	1,093,760
Lease liabilities	1,360,238	1,201,388	294,184

Foreign Currency Risk

The Group expose to foreign currency risk due to transactions and balances denominated in currencies other than the functional currency of the respective entities of the Group, with the primary risk arising from the Chinese Renminbi (“RMB”). The Group closely monitor foreign currency risk on an ongoing basis to ensure that our net exposure remains at an acceptable level.

The company is subject to minimal foreign currency risk due to its foreign supplier policy of making prepayments in advance of delivery, thus eliminating the need for credit terms.

Interest Rate Risk

The Group exposed to interest rate risk arise mainly from interest-bearing bank loans. The interest rates and repayment terms of these loans are disclosed in Note 13 of the financial statements. Currently, The Group does not have an interest rate hedging policy. The sensitivity analysis below is based on our exposure to interest rates for non-derivative instruments at the end of the reporting period.

We use a 50-basis point increase or decrease to report interest rate risk internally to key management personnel, as this represents management’s assessment of a reasonably possible change in interest rates. If interest rates on loans had been 50 basis points higher or lower, with all other variables held constant, our profit would decrease or increase by approximately RM10,890 for the period ended June 30, 2026 and RM15,098 for the year ended December 31, 2025.

Liquidity Risk

Liquidity risk arises mainly due to general funding and business activities. The Group practices prudent risk management by maintaining sufficient cash balances and the availability of funding through certain committed credit facilities. The table below analyses non-derivative financial liabilities of the Group into relevant maturity groupings based on the remaining period from the statement of financial position date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows, which includes both principal and interest. Balances due within 12 months equal their carrying amounts as the impact of discounting is not significant.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

21	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

	As of
	December 31, 2025	June 30, 2026	June 30, 2026
	RM	RM	Convenience Translation USD
Bank borrowings
Repayment within:
Less than 1 year	1,515,098	1,538,032	376,618
Between 1 and 2 years	1,515,681	1,415,001	346,491
Between 2 and 5 years	2,805,652	2,263,088	554,162
Over 5 years	126,513	5,479	1,342

Lease liabilities
Repayment within:
Less than 1 year	382,416	351,216	86,002
Between 1 and 2 years	364,216	351,216	86,002
Between 2 and 5 years	672,552	521,157	127,616
Over 5 years	92,312	35,128	8,602

Trade payable
Repayment within less than 1 year	335,070	6,411,187	1,569,906

Other payable
Repayment within less than 1 year	1,749,353	1,955,754	478,905

Credit Risk

Credit risk primarily arises from the possibility of customers failing to fulfill their payment obligations for the services provided. The Group addresses this risk by conducting thorough customer screening and segmentation based on creditworthiness, setting appropriate credit limits, and enforcing stringent payment terms such as upfront payments and short billing cycles.

Expected credit losses are measured as the difference in the present value of the contractual cash flows that are due to the Company under the contract, and the cash flows that the Company expects to receive. The Company assesses all information available, including past due status, and forward looking macro- economic factors in the measurement of the expected credit losses associated with its assets carried at amortized cost.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

21	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

	As of
	December 31, 2025	June 30, 2026	June 30, 2026
	RM	RM	Convenience Translation USD
Trade receivable
Collection within less than 1 year	11,204,601	24,299,451	5,950,206

Other receivables
Collection within less than 1 year	142,730	681,895	166,976

	As of
	December 31, 2025	June 30, 2026	June 30, 2026
	RM	RM	Convenience Translation USD
Lifetime expected credit loss
As at beginning of the year/period	-	1,229,403	301,044
Add: Charge for the year/period	1,229,403	3,465,291	848,546
Less: Reversal during the year/period	-	(1,229,403)	(301,044)
As at end of the year/period	1,229,403	3,465,291	848,546

For the six-month period ended June 30, 2026 and the year ended December 31, 2025, the company recognises impairment losses based on the expected credit loss (ECL) model in accordance with IFRS 9 Financial Instruments. The ECL is measured using a lifetime expected credit loss approach for trade receivables, which reflects historical credit loss experience, current conditions, and forward-looking information.

Capital Risk Management

The Group manages its capital to ensure that entities within our Company will be able to maintain an optimal capital structure so as to support our businesses and maximize shareholders value. To achieve this objective, we may make adjustments to the capital structure in view of changes in economic conditions, such as adjusting the amount of dividend payment, returning of capital to shareholders or issuing new shares.

The Group manage its capital based on debt-to-equity ratio that complies with debt covenants and regulatory, if any. The debt-to-equity ratio is calculated as net debt divided by total equity. Net debt is calculated as lease liability, borrowings and bank overdraft plus trade and other payables less cash and bank balances. Total capital is calculated as total equity plus net debts. Capital includes equity attributable to the owners of the parent and non-controlling interest.

	As of
	December 31, 2025	June 30, 2026	June 30, 2026
	RM	RM	Convenience Translation USD
Net debt	(2,670,486)	(43,316)	(10,607)
Total equity	102,011,998	120,339,450	29,467,518
Total capital	99,341,512	120,296,134	29,456,911

Gearing ratio	(2.69)%	(0.04)%	(0.04)%

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

22	CONCENTRATIONS OF RISK

Customer Concentration

For the period ended June 30, 2025, the Company generated total revenue of RM47,867,433, of which three customers accounted for more than 56% of the Company’s total revenue.

For the period ended June 30, 2026, the Company generated total revenue of RM48,544,240, of which three customers accounted for more than 29% of the Company’s total revenue.

	For the six months ended June 30,
	2026	2025	2026	2025	2026	2025
	Revenues		Percentage of revenues		Trade receivables
	RM	RM	%	%	RM	RM
SM Prominent Sdn Bhd	10,349,461	10,558,412	13.35	22.06	5,770,036	2,827,798
KLC Ventures Sdn Bhd	7,716,025	6,976,853	9.95	14.58	4,807,160	880,025
SMD Tech - FZCO	4,716,000	5,798,000	6.08	12.11	4,716,000	5,218,001
Rams Solutions Sdn Bhd	-	9,426,101	-	19.69	-	-
Total	22,781,486	32,759,366	29.38	68.44	15,293,196	8,925,824

Vendor Concentration

For the period ended June 30, 2025, the Company incurred cost of sale of RM38,224,086, of which two vendor accounted for more than 67% of the Company’s total cost of sale.

For the period ended June 30, 2026, the Company incurred cost of sale of RM34,470,647, of which two vendors accounted for more than 40% of the Company’s total cost of sale.

	For the six months ended June 30,
	2026	2025	2026	2025	2026	2025
	Cost of sale		Percentage of cost of sales		Accounts payable, trade
	RM	RM	%	%	RM	RM
Vendor A	9,206,175	15,345,772	26.71	40.15	2,209,580	-
Vendor B	4,670,280	10,282,944	13.55	26.90	1,420,974	316,000
Total	13,876,455	25,628,716	40.26	67.05	3,630,554	316,000

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

23	OPERATING SEGMENTS

Directors determine the basis of operating segments by analyzing the Group’s various revenue streams. They consider the nature of these revenues, the markets served, and the internal reporting structure. By segmenting the Group into distinct operating units, each with unique financial metrics and strategic goals, directors gain clearer insights into performance. This segmentation informs business decisions and resource allocation, allowing directors to target investments, manage costs, and optimize operations effectively for each segment.

The Group’s operations are located in Malaysia. All of the Group’s revenue from external customers based on the location of the Group’s operations is from Malaysia. The geographical locations of the Group’s non-current assets are mostly situated in Malaysia based on physical location of assets.

	For the six months ended June 30, 2025
	SAAS Business	Software Customization	Data Analysis & Hosting Services	Outright Purchase	Others	Total
	RM	RM	RM	RM	RM	RM
Revenue	13,465,340	6,161,113	9,494,765	18,746,215	-	47,867,433
Cost of Revenue	(11,450,803)	(5,823,110)	(8,802,400)	(11,983,053)	(164,720)	(38,224,086)
Gross Profit/(Loss)	2,014,537	338,003	692,365	6,763,162	(164,720)	9,643,347
Selling & Administrative Expenses	(967,226)	(967,226)	(967,226)	(967,226)	-	(3,868,904)
Income/(Loss) from operations	1,047,311	(629,223)	(274,860)	5,795,937	(164,720)	5,774,443

Segment depreciation	850,048	141,675	283,349	70,837	70,837	1,416,746
Segment amortization	28,539	4,756	9,514	2,378	2,378	47,565

Segment Assets	33,536,886	5,589,481	11,178,963	2,794,740	2,794,740	55,894,810
Segment Liabilities	7,793,676	1,298,946	2,597,892	649,473	649,473	12,989,460

	For the year ended December 31, 2025
	SAAS Business	Software Customization	Data Analysis & Hosting Services	Outright Purchase	Others	Total
	RM	RM	RM	RM	RM	RM
Revenue	23,393,531	8,593,264	17,581,904	26,915,775	1,026,000	77,510,474
Cost of Revenue	(20,139,923)	(7,938,897)	(13,036,003)	(18,122,877)	(647,761)	(59,885,461)
Gross Profit	3,253,608	654,367	4,545,901	8,792,898	378,239	17,625,013
Selling & Administrative Expenses	(1,793,342)	(1,793,342)	(1,793,342)	(1,793,342)	(1,793,341)	(8,966,709)
Income/(Loss) from operations	1,460,266	(1,138,975)	2,752,559	6,999,556	(1,415,102)	9,392,193

Segment depreciation	2,145,509	357,585	715,171	178,792	178,792	3,575,849
Segment amortization	128,788	21,465	42,929	10,732	10,732	214,646

Segment Assets	69,997,957	11,666,326	23,332,653	5,833,163	5,833,163	116,663,262
Segment Liabilities	8,790,758	1,465,126	2,930,254	732,563	732,563	14,651,264

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

23	OPERATING SEGMENTS (cont.)

	For the six months ended June 30, 2026
	SAAS Business	Software Customization	Data Analysis & Hosting Services	Outright Purchase	Others	Total
	RM	RM	RM	RM	RM	RM
Revenue	13,503,358	5,919,573	11,355,699	16,466,010	1,299,600	48,544,240
Cost of Revenue	(10,185,794)	(5,405,781)	(6,962,367)	(11,511,846)	(404,859)	(34,470,647)
Gross Profit	3,317,564	513,792	4,393,332	4,954,164	894,741	14,073,593
Selling & Administrative Expenses	(1,528,485)	(1,528,485)	(1,528,485)	(1,528,485)	(1,528,486)	(7,642,426)
Income/(Loss) from operations	1,789,079	(1,014,693)	2,864,847	3,425,679	(633,745)	6,431,167

Segment depreciation	1,425,258	237,543	475,086	118,771	118,771	2,375,429
Segment amortization	106,250	17,708	35,417	8,854	8,854	177,083

Segment Assets	84,406,515	14,067,753	28,135,505	7,033,876	7,033,876	140,677,525
Segment Liabilities	12,202,845	2,033,808	4,067,615	1,016,903	1,016,903	20,338,075

24	SUBSEQUENT EVENTS

On 2 July 2026, the Company issued 200,000 Class A Ordinary Shares to Riviera Springs Holdings as consideration for consultancy services. The transaction was accounted for as an equity-settled share-based payment in accordance with IFRS 2 Share-based Payment.

On August 18, 2026, the Company received a notification from the Nasdaq Listing Qualifications Department stating that the Company was not in compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2), as the closing bid price of the Company’s Class A Ordinary Shares had remained below US$1.00 per share for 30 consecutive business days.

The notification has no immediate effect on the listing or trading of the Company’s Class A Ordinary Shares on the Nasdaq Capital Market. The Company has been granted a compliance period of 180 calendar days, until February 16, 2027, to regain compliance with the minimum bid price requirement.

The Company intends to monitor the closing bid price of its Class A Ordinary Shares and evaluate appropriate measures to regain compliance within the prescribed compliance period. As at the date these interim financial statements were authorized for issuance, the notification had no impact on the amounts recognised in the consolidated financial statements as at June 30, 2026.

Other than the above, the Company has evaluated subsequent events through the date the financial statements were available to be issued and determined that there were no other subsequent events that require disclosure or adjustment to the financial statements.

25	CONTINGENCIES AND COMMITMENTS

As of 30 June 2026, the Company has assessed a potential tax exposure arising from the recognition of revenue generated by Sagtec Global.

The potential exposure relates to the risk that Sagtec Global may be regarded as having a taxable presence in Malaysia, based on factors including: (i) key commercial and strategic decision-making functions being conducted in Malaysia; (ii) a significant portion of revenue being derived from customers based in Malaysia; and (iii) employees involved in operations being primarily located in Malaysia.

Notwithstanding the above, management is of the view that Sagtec Global does not have a taxable presence in Malaysia based on its current structure and governance framework. Nevertheless, as tax treatment may be subject to interpretation by the relevant authorities, there remains a potential exposure that Sagtec Global could be assessed to tax in Malaysia, which may result in additional tax liabilities, together with potential penalties and interest.

As at the reporting date, no provision has been recognized as management considers the likelihood of a material outflow of economic resources to be low. Accordingly, the matter is disclosed as a contingent liability in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets.